Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Third Quarter 2013 Financial Results

3Q13 Net Revenues Up 29.8% YOY to RMB514.0 Million

3Q13 Adjusted EBITDA Up 25.5% YOY to RMB95.4 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, November 25, 2013

BEIJING, November 25, 2013 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter of 2013. The Company will hold a conference call at 8:00 p.m. Eastern Time on November 25, 2013. Dial-in details are provided at the end of the release.

Third quarter 2013 Financial Highlights

•	Net revenues increased by 29.8% to RMB514.0 million (US$84.0 million) from RMB396.1 million in the comparative period in 2012.

•	Adjusted EBITDA[1] increased by 25.5% to RMB95.4 million (US$15.6 million) from RMB76.0 million in the comparative period in 2012.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “During this quarter, we continued to focus on growing our core internet data center business as well as expanding our diversified client offerings, further strengthening our position as China’s leading internet infrastructure provider. We are pleased to add 1,172 cabinets to our self-built data centers this quarter, bringing the total number of cabinets in our self-built data center to 8,576, or 64% of the total 13,307 cabinets under our management. In addition, new initiatives, such as our strategic joint venture with the Dongguan Municipal People’s Government in Guangdong province to build a new internet data center in southern China, will further help us to develop our cloud computing services as well as China’s own interconnection market. These initiatives are expected to further strengthen our position as a leading internet infrastructure and carrier-neutral data center services provider in China. As China’s internet traffic and cloud services continue to grow, we are confident that our business model and on-going initiatives position us well to capitalize on future growth opportunities.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We are pleased with the continued growth in our internet data center related business throughout China. As a result of solid data center demand in China, we increased our total self-built cabinet count by 16% from the second quarter of 2013 while improving our utilization rate to 73.7% from 70.2%. In addition, we are excited about the strong initial interest from potential customers in Microsoft’s Windows Azure and Office 365, which are expected to gradually become a major growth driver alongside our hosting business. Our on-going structural shift to more self-built data centers, as well as our upcoming full commercial launch of our cloud business, will further help improve overall margins over the coming year. With the additional funding from our recent bond offering and the investment from Temasek, we believe we are well-positioned to continue executing our build-out plan for data centers, rollout of our cloud platform with Microsoft, as well as other initiatives that will strengthen our foundation as a leading internet infrastructure company over the long-term.”

Third quarter 2013 Financial Results

REVENUES: Net revenues for the third quarter of 2013 increased by 29.8% to RMB514.0 million (US$84.0 million) from RMB396.1 million in the comparative period in 2012.

Net revenues from hosting and related services increased by 54.3% to RMB337.6 million (US$55.2 million) in the third quarter of 2013 from RMB218.9 million in the comparative period in 2012, primarily due to an increase in the total number of cabinets under management as well as an increase in demand for our CDN services. Net revenues from managed network services decreased by 0.4% to RMB176.4 million (US$28.8 million) in the third quarter of 2013 from RMB177.2 million in the comparative period in 2012, primarily due to a decrease in selling prices as competition intensifies.

GROSS PROFIT: For the third quarter of 2013, gross profit increased by 20.9% to RMB133.4 million (US$21.8 million) from RMB110.4 million in the comparative period in 2012. Gross margin for the third quarter of 2013 was 26.0%, compared with 27.9% in the comparative period in 2012 and 26.1% in the second quarter of 2013. The decrease in gross margin was primarily due to an increase in cost of revenues, resulting from increased depreciation for the Company’s self-built data centers.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 25.2% to RMB148.7 million (US$24.3 million) from RMB118.7 million in the comparative period in 2012. Adjusted gross margin was 28.9% in the third quarter of 2013, compared with 30.0% in the comparative period in 2012 and 28.8% in the second quarter of 2013.

OPERATING EXPENSES: Total operating expenses were RMB118.0 million (US$19.3 million), compared with RMB102.3 million in the comparative period in 2012.

Sales and marketing expenses increased to RMB38.9 million (US$6.4 million) from RMB28.9 million in the comparative period in 2012, primarily due to the expansion of the Company’s sales and service support team and the Company’s marketing efforts associated with the launch of Microsoft’s premier cloud services.

General and administrative expenses increased to RMB47.0 million (US$7.7 million) from RMB42.6 million in the comparative period in 2012, primarily due to an increase in headcount, office rentals and other expansion-related expenses associated with the Company’s efforts to expand its cloud computing service offering.

Research and development expenses increased to RMB21.4 million (US$3.5 million) from RMB18.8 million in the comparative period in 2012, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB10.7 million (US$1.8 million) in the third quarter of 2013, compared with a loss in the change in fair value of contingent purchase consideration payable of RMB12.0 million in the prior year period. This non-cash loss was primarily due to an increase in the market value of the Company’s shares, which resulted in an increase in the fair value of share-based contingent purchase considerations payable as of September 30, 2013 associated with the Company’s past acquisitions.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB91.7 million (US$15.0 million) from RMB68.8 million in the comparative period in 2012. As a percentage of net revenue, adjusted operating expenses were 17.8%, compared with 17.4% in the comparative period in 2012 and 18.2% in the second quarter of 2013. The decrease in adjusted operating expense as a percentage of net revenue from the second of quarter of 2013 was mainly due to increase of operation efficiency.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2013 increased by 25.5% to RMB95.4 million (US$15.6 million) from RMB76.0 million in the comparative period in 2012. Adjusted EBITDA margin for the quarter was 18.6%, compared with 19.2% in the comparative period in 2012 and 18.5% in the second quarter of 2013. Adjusted EBITDA in the third quarter of 2013 excludes share-based compensation expenses of RMB18.5 million (US$3.0 million) and changes in the fair value of contingent purchase consideration payable of RMB10.7 million (US$1.8 million).

NET PROFIT/LOSS: Net loss for the third quarter of 2013 was RMB12.9 million (US$2.1 million), compared to a net profit of RMB12.2 million in the comparative period in 2012. The decrease in net profit was mainly due to an increase in interest expense associated with the bond offering.

Adjusted net profit for the third quarter of 2013 was RMB29.5 million (US$4.8 million), compared with RMB52.2 million in the comparative period in 2012. Adjusted net profit in the third quarter of 2013 excludes share-based compensation expenses of RMB18.5 million (US$3.0 million), amortization of intangible assets derived from acquisitions of RMB12.3 million (US$2.0 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB11.5 million (US$1.9 million) in the aggregate. Adjusted net margin was 5.7%, compared to 13.2% in the comparative period in 2012 and 4.0% in the second quarter of 2013.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the third quarter of 2013 was RMB0.04, which represents the equivalent of RMB0.24 (US$0.04) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the third quarter of 2013 was RMB0.08, which represents the equivalent of RMB0.48 (US$0.08) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of September 30, 2013, the Company had a total of 357.7 million ordinary shares outstanding, or the equivalent of 59.6 million ADSs.

BALANCE SHEET: As of September 30, 2013, the Company’s cash and cash equivalents and short-term investment were RMB2.2 billion (US$362.9 million).

Third quarter 2013 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,520 in the third quarter of 2013, compared to RMB10,559 in the second quarter of 2013.

•	Total cabinets under management increased to 13,307 as of September 30, 2013, from 12,226 as of June 30, 2012, with 8,576 cabinets in the Company’s self-built data centers and 4,731 cabinets in its partnered data centers.

•	Utilization rate increased to 73.7% in the third quarter of 2013, compared to 70.2% in the second quarter of 2013.

•	Churn rate was 1.64% in the third quarter of 2013, compared to 1.47% in the second quarter of 2013. Top 20 customers’ churn rate remained 0%.

Financial Outlook

For the fourth quarter of 2013, the Company expects net revenues to be in the range of RMB540 million (US$88 million) to RMB550 million (US$90 million), this represents a 30.4% growth in the comparative period in 2012. Adjusted EBITDA is expected to be in the range of RMB100 million (US$16 million) to RMB105 million (US$17 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Monday, November 25, 2013 at 8:00 pm Eastern Time, or Tuesday, November 26, 2013 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#97383626

The replay will be accessible through December 2, 2013 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	#97383626

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1200 to US$1.00, the noon buying rate in effect on September 30, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2013 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

[1]	We define adjusted EBITDA as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

CONTACT:	Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2012	September 30, 2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	432,254	1,381,228	225,691
Restricted cash	191,766	235,727	38,517
Accounts receivable, net	293,369	550,148	89,893
Short-term investments	222,701	840,000	137,255
Prepaid expenses and other current assets	95,756	125,396	20,490
Deferred tax assets	8,585	9,675	1,581
Amount due from related parties	18,726	59,488	9,720

Total current assets	1,263,157	3,201,662	523,147
Non-current assets:
Property and equipment, net	822,707	1,294,386	211,501
Intangible assets, net	303,909	350,495	57,270
Deferred tax assets	11,231	13,106	2,142
Goodwill	296,688	413,500	67,565
Investment	57,599	56,342	9,206
Restricted cash	221,628	220,061	35,958
Other assets	—	12,957	2,117

Total non-current assets	1,713,762	2,360,847	385,759

Total assets	2,976,919	5,562,509	908,906

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	176,961	159,481	26,059
Accounts payable	109,571	195,424	31,932
Accrued expenses and other payables	167,498	294,489	48,118
Advances from customers	22,976	25,097	4,101
Income taxes payable	23,506	21,603	3,530
Amounts due to related parties	105,037	226,145	36,952
Current portion of long-term bank borrowings	167,879	189,000	30,882

Current portion of capital lease obligations	36,719	36,994	6,045

	810,147	1,148,233	187,619
Non-current liabilities:
Long-term bank borrowings	63,000	976,740	159,598
Amounts due to related parties	86,316	75,096	12,271
Non-current portion of capital lease obligations	52,352	310,062	50,664

Unrecognized tax benefits	12,340	13,824	2,259
Deferred tax liabilities	44,666	80,889	13,217
Deferred government grant	18,793	16,763	2,739
Bonds payable	—	969,863	158,474
Other non-current liability	—	100,000	16,340

Total non-current liabilities	277,467	2,543,237	415,562

Shareholders’ equity
Treasury stock	(20,702)	(41,124)	(6,720)
Ordinary shares	23	24	4
Additional paid-in capital	3,294,855	3,362,833	549,483
Accumulated other comprehensive loss	(57,367)	(76,630)	(12,521)
Statutory reserves	25,871	25,871	4,227
Accumulated deficit	(1,371,877)	(1,415,796)	(231,340)

Total 21Vianet Group, Inc. shareholders’ equity	1,870,803	1,855,178	303,133
Non-controlling interest	18,502	15,861	2,592

Total shareholders’ equity	1,889,305	1,871,039	305,725

Total liabilities and shareholders’ equity	2,976,919	5,562,509	908,906

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended September 30
	September 30, 2012	June 30, 2013	September 30, 2013		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	218,861	292,983	337,618	55,166	613,440	895,303	146,291
Managed network services	177,198	178,118	176,402	28,824	492,900	525,537	85,872

Total net revenues	396,059	471,101	514,020	83,990	1,106,340	1,420,840	232,163
Cost of revenues	(285,662)	(347,962)	(380,597)	(62,189)	(794,397)	(1,048,201)	(171,275)

Gross profit	110,397	123,139	133,423	21,801	311,943	372,639	60,888
Operating expenses
Sales and marketing	(28,885)	(36,885)	(38,878)	(6,353)	(78,295)	(106,141)	(17,343)
General and administrative	(42,622)	(40,091)	(46,965)	(7,674)	(104,125)	(132,342)	(21,625)
Research and development	(18,758)	(19,459)	(21,421)	(3,500)	(46,605)	(56,782)	(9,278)
Changes in the fair value of contingent purchase consideration payable	(12,043)	(40,309)	(10,719)	(1,751)	(57,492)	(48,694)	(7,957)

Total operating expenses	(102,308)	(136,744)	(117,983)	(19,278)	(286,517)	(343,959)	(56,203)

Operating profit (loss)	8,089	(13,605)	15,440	2,523	25,426	28,680	4,685
Interest income	4,216	11,090	10,497	1,715	10,442	26,511	4,332
Interest expense	(1,592)	(37,625)	(40,123)	(6,556)	(5,391)	(89,720)	(14,660)
Gain (loss) from equity method investment	29	(250)	(505)	(83)	29	(1,256)	(205)
Other income	11,209	617	216	35	11,616	1,681	275
Other expense	(107)	(672)	(43)	(7)	(500)	(2,031)	(332)
Foreign exchange (loss) gain	(1,213)	7,070	3,119	510	(5,729)	11,819	1,931

Profit (loss) before income taxes	20,631	(33,375)	(11,399)	(1,863)	35,893	(24,316)	(3,974)
Income tax expense	(8,417)	(8,891)	(1,463)	(239)	(21,371)	(18,768)	(3,067)

Consolidated net income (loss)	12,214	(42,266)	(12,862)	(2,102)	14,522	(43,084)	(7,041)
Net income attributable to non-controlling interest	(363)	(334)	(347)	(57)	(935)	(835)	(136)

Net income (loss) attributable to ordinary shareholders	11,851	(42,600)	(13,209)	(2,159)	13,587	(43,919)	(7,177)

Earnings(loss) per share
Basic	0.03	(0.12)	(0.04)	(0.01)	0.04	(0.12)	(0.02)
Diluted	0.03	(0.12)	(0.04)	(0.01)	0.04	(0.12)	(0.02)
Shares used in earnings per share computation
Basic*	340,885,136	355,050,686	356,606,277	356,606,277	341,971,679	354,929,078	354,078,056
Diluted*	352,729,739	367,643,592	373,910,204	373,910,204	353,994,266	368,740,566	368,740,566

Earnings(loss) per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.18	(0.72)	(0.24)	(0.04)	0.06	(0.72)	(0.12)
EPS - Diluted	0.18	(0.72)	(0.24)	(0.04)	0.06	(0.72)	(0.12)

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended September 30
	September 30, 2012	June 30, 2013	September 30, 2013		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	110,397	123,139	133,423	21,801	311,943	372,639	60,888
Plus: share-based compensation expense	1,513	1,116	2,917	477	2,987	5,437	888
Plus: amortization of intangible assets derived from acquisitions	6,788	11,589	12,314	2,012	19,133	32,063	5,239

Adjusted gross profit	118,698	135,844	148,654	24,290	334,063	410,139	67,015

Adjusted gross margin	30.0%	28.8%	28.9%	28.9%	30.2%	28.9%	28.9%
Operating expenses	(102,308)	(136,744)	(117,983)	(19,278)	(286,517)	(343,959)	(56,203)
Plus: share-based compensation expense	21,462	10,523	15,612	2,551	42,279	37,729	6,165
Plus: changes in the fair value of contingent purchase consideration payable	12,043	40,309	10,719	1,751	57,492	48,694	7,957

Adjusted operating expenses	(68,803)	(85,912)	(91,652)	(14,976)	(186,746)	(257,536)	(42,081)

Net profit (loss)	12,214	(42,266)	(12,862)	(2,102)	14,522	(43,084)	(7,041)
Plus: share-based compensation expense	22,975	11,639	18,529	3,028	45,266	43,166	7,053
Plus: amortization of intangible assets derived from acquisitions	6,788	11,589	12,314	2,012	19,133	32,063	5,239
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	10,237	37,886	11,541	1,886	48,868	47,310	7,730

Adjusted net profit	52,214	18,848	29,522	4,824	127,789	79,455	12,981

Adjusted net margin	13.2%	4.0%	5.7%	5.7%	11.6%	5.6%	5.6%
Net profit (loss)	12,214	(42,266)	(12,862)	(2,102)	14,522	(43,084)	(7,041)
Minus: Provision for income taxes	(8,417)	(8,891)	(1,463)	(239)	(21,371)	(18,768)	(3,067)
Minus: Interest income	4,216	11,090	10,497	1,715	10,442	26,511	4,332
Minus: Interest expenses	(1,592)	(37,625)	(40,123)	(6,556)	(5,391)	(89,720)	(14,660)
Minus: Exchange gain/loss	(1,213)	7,070	3,119	510	(5,729)	11,819	1,931
Minus: Gain (loss) from equity method investment	29	(250)	(505)	(83)	29	(1,256)	(205)
Minus: Other income	11,209	617	216	35	11,616	1,681	275
Minus: Other expenses	(107)	(672)	(43)	(7)	(500)	(2,031)	(332)
Plus: depreciation	23,724	33,971	35,101	5,735	63,218	100,328	16,393
Plus: amortization	9,176	14,881	15,636	2,555	24,492	41,894	6,845
Plus: share-based compensation expense	22,975	11,639	18,529	3,028	45,266	43,166	7,053
Plus: changes in the fair value of contingent purchase consideration payable	12,043	40,309	10,719	1,751	57,492	48,694	7,957

Adjusted EBITDA	76,007	87,195	95,425	15,592	215,894	262,762	42,933

Adjusted EBITDA margin	19.2%	18.5%	18.6%	18.6%	19.5%	18.5%	18.5%

Adjusted net profit	52,214	18,848	29,522	4,824	127,789	79,455	12,981

Less: Net income attributable to non-controlling interest	(363)	(334)	(347)	(57)	(935)	(835)	(136)
Adjusted net profit attributable to the Company’s ordinary shareholders	51,851	18,514	29,175	4,767	126,854	78,620	12,845

Adjusted earnings per share
Basic	0.15	0.05	0.08	0.01	0.37	0.22	0.04
Diluted	0.15	0.05	0.08	0.01	0.36	0.21	0.03
Shares used in adjusted earnings per share computation:
Basic*	340,885,136	355,050,686	356,606,277	356,606,277	341,971,679	354,929,078	354,929,078
Diluted*	352,729,739	367,643,592	373,910,204	373,910,204	353,994,266	368,740,566	368,740,566

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.90	0.30	0.48	0.08	2.22	1.32	0.22
EPS - Diluted	0.90	0.30	0.48	0.08	2.16	1.26	0.21

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.